(logo) WELLS

           FARGO

Corporate Trust Services

N9300-070

600 S 4th Street, 7th Floor

Minneapolis, MN 55415-1526

Jane.e.labouliere@wellsfargo.com

Annual Statement as to Compliance

On November 1, 2021, Wells Fargo Bank, N.A. and certain of its affiliates sold substantially all of its Corporate Trust Services business to Computershare Trust Company, N.A. (“Computershare Trust Company”), Computershare Delaware Trust Company and Computershare Limited. Wells Fargo Bank, N.A. did not transfer on November 1, 2021, and as of December 31, 2021, has not transferred to Computershare Trust Company or an affiliate its roles, and the duties, rights, and liabilities for such roles, under the relevant agreements for the transactions listed on Schedule I hereto. As of November 1, 2021, for all the transactions listed on Schedule I hereto, Computershare Trust Company or an affiliate, as agent for Wells Fargo Bank, N.A., performs all or virtually all of Wells Fargo Bank, N.A.’s obligations under the applicable Servicing Agreements. Computershare Trust Company’s obligations as agent for Wells Fargo Bank, N.A. are set forth in a servicing agreement between the parties.

Per the applicable Servicing Agreement for the transaction listed on Schedule I hereto, the undersigned, a duly authorized officer of Wells Fargo Bank, N.A., in its applicable capacity(ies) as listed on Schedule I ("Wells Fargo"), hereby certifies as follows as of and for the year ending December 31, 2021 (the "Reporting Period"):

(a)      A review of Wells Fargo’s activities during the Reporting Period and of its performance under the applicable Servicing Agreement, including a review of the activities and performance of its agent Computershare Trust Company from November 1, 2021 through and including December 31, 2021 (the “Post-Sale Reporting Period”), has been made under such officer’s supervision; and

(b)     To the best of such officer’s knowledge, based on such review, Wells Fargo, either directly, or through its agent Computershare Trust Company during the Post-Sale Reporting Period, has fulfilled all of its obligations under the applicable Servicing Agreement in all material respects throughout the Reporting Period, except as noted on Schedule I.

Date: February 21, 2022

/s/ Jane Labouliere

Jane Labouliere

Vice President

/s/ Robin A. Phelan

Robin A. Phelan

Assistant Secretary

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Schedule I:

Transaction	Servicing Agreement	Servicing Agreement Date	Wells Fargo Capacity(ies)
CSAIL 2018-CX11 Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2018-CX11	Pooling and Servicing Agreement	04/01/2018	Certificate Administrator

Material Instance(s) of Non-Compliance

List of exemptions for CSAIL 2018-CX11 Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2018-CX11:

The January 15, 2021 and February 16, 2021 distributions (the "Distributions"), made by Wells Fargo to the holders of the certificates of the CSAIL 2018-CX11 Commercial Mortgage Trust, Commercial Mortgage Pass- Through Certificates, Series 2018-CX11 each contained a payment error that resulted in an aggregate underpayment to certain classes of certificates totaling approximately $529,474 and a corresponding overpayment to certain classes of certificates in the same amount. The payment error resulted from an administrative error during the processing of adjustments related to a loan modification. The impact of this error was limited to the Distributions.

On March 19, 2021, the Distributions were revised to correct the payment error, whereby funds received from the overpaid classes of certificates were distributed to the underpaid classes of certificates. To prevent further similar payment errors, Wells Fargo has enhanced existing controls surrounding modification adjustments.